# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: National Healthcare Properties, Inc., CIK 0001561032
CUSIP: 42226B501
Title of class of securities: Class A common stock, $0.01 par value per share
Address of issuer's principal executive offices: 540 MADISON AVE, 27TH FLOOR, NEW YORK, New York (NY), 10022
Date of event which requires filing of this statement: 05/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000769734

## Reporting persons
- PRINCIPAL GLOBAL INVESTORS: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 107,392; sole dispositive power 0; shared dispositive power 107,392; aggregate amount beneficially owned 107,392 (0.2% of the class)
- PRINCIPAL REAL ESTATE INVESTORS LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,981,351; sole dispositive power 0; shared dispositive power 4,981,351; aggregate amount beneficially owned 4,981,351 (11.3% of the class)
- PRINCIPAL FUNDS, INC.: type of reporting person: investment company (IV); citizenship or place of organization: Maryland (MD); sole voting power 0; shared voting power 2,776,639; sole dispositive power 0; shared dispositive power 2,776,639; aggregate amount beneficially owned 2,776,639 (6.3% of the class)

## Item 1. Issuer
Name of issuer: National Healthcare Properties, Inc.
Address of issuer's principal executive offices:
540 MADISON AVE, 27TH FLOOR, NEW YORK, NEW YORK
10022

## Item 2. Person Filing
Name of person filing:
PRINCIPAL GLOBAL INVESTORS

PRINCIPAL REAL ESTATE INVESTORS LLC

PRINCIPAL FUNDS, INC.
Address of principal business office or, if none, residence:
PRINCIPAL GLOBAL INVESTORS
711 HIGH STREET
DES MOINES, Iowa
50392-0300

PRINCIPAL REAL ESTATE INVESTORS LLC
711 HIGH STREET
DES MOINES, Iowa
50392-0300

PRINCIPAL FUNDS, INC.
711 HIGH STREET
DES MOINES, Iowa
50392-0300
Citizenship:
PRINCIPAL GLOBAL INVESTORS - DELAWARE

PRINCIPAL REAL ESTATE INVESTORS LLC - DELAWARE

PRINCIPAL FUNDS, INC. - MARYLAND

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV), investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 5,088,743
Percent of class: 11.5
Sole power to vote or to direct the vote:
PRINCIPAL GLOBAL INVESTORS - 0

PRINCIPAL REAL ESTATE INVESTORS LLC - 0

PRINCIPAL FUNDS, INC. - 0
Shared power to vote or to direct the vote:
PRINCIPAL GLOBAL INVESTORS - 107,392

PRINCIPAL REAL ESTATE INVESTORS LLC - 4,981,351

PRINCIPAL FUNDS, INC. - 2,776,639
Sole power to dispose or to direct the disposition:
PRINCIPAL GLOBAL INVESTORS - 0

PRINCIPAL REAL ESTATE INVESTORS LLC - 0

PRINCIPAL FUNDS, INC. - 0
Shared power to dispose or to direct the disposition:
PRINCIPAL GLOBAL INVESTORS - 107,392

PRINCIPAL REAL ESTATE INVESTORS LLC - 4,981,351

PRINCIPAL FUNDS, INC. - 2,776,639

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: As of May 31, 2026 the Principal Real Estate Securities Fund, a series to the Principal Funds, Inc., had ownership of 2,776,639 shares representing 6.3%.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
This statement is filed by Principal Global Investors LLC, Principal Real Estate Investors LLC, and Principal Funds Inc. jointly pursuant to a Joint Filing Agreement, which is filed with this Schedule 13G as Exhibit 99.1.

## Signatures
- PRINCIPAL GLOBAL INVESTORS: /s/ J. Markham Penrod, Chief Compliance Officer - North America, Principal Asset Management (06/01/2026)
- PRINCIPAL REAL ESTATE INVESTORS LLC: /s/ J. Markham Penrod, Chief Compliance Officer - North America, Principal Asset Management (06/01/2026)
- PRINCIPAL FUNDS, INC.: /s/ John L. Sullivan, Counsel and Assistant Secretary (06/01/2026)